SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549






                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                           (Amendment No. _________)*

                              BOUNDLESS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   101706 20 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                December 3, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ___ Rule 13d-1(b)

  X  Rule 13d-1(c)
 ---
 ___ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.   101706 20 8              13G         Page 2 of 8 Pages
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1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Valtec Capital Corporation (IRS I.D. No. 93-1117437)
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (a)__
                                                                          (b)__

--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada
--------------------------------------------------------------------------------

                           5      SOLE VOTING POWER

                                  400,000 shares
NUMBER OF
SHARES
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY
EACH                       6      SHARED VOTING POWER
REPORTING
PERSON                             0
WITH
                           ------ ----------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                  400,000 shares
                           ------ ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        400,000 Shares
--------------------------------------------------------------------------------

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES (SEE INSTRUCTIONS)                                                 |_|


--------------------------------------------------------------------------------

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6%
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                        ---------------------------------

CUSIP No.   101706 20 8              13G         Page 3 of 8 Pages
-----------------------                        ---------------------------------

--------------------------------------------------------------------------------

1  NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        Jerry W. Slusser
--------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)    (a)__
                                                                          (b)__

--------------------------------------------------------------------------------

3  SEC USE ONLY

--------------------------------------------------------------------------------

4  CITIZENSHIP OR PLACE OF ORGANIZATION

        Nevada
--------------------------------------------------------------------------------

                           5      SOLE VOTING POWER

                                  400,000 shares
NUMBER OF
SHARES
BENEFICIALLY               ------ ----------------------------------------------
OWNED BY
EACH                       6      SHARED VOTING POWER
REPORTING
PERSON                             0
WITH
                           ------ ----------------------------------------------

                           7      SOLE DISPOSITIVE POWER

                                  400,000 shares
                           ------ ----------------------------------------------

                           8      SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        400,000 Shares
--------------------------------------------------------------------------------

10 CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES (SEE INSTRUCTIONS)                                                 |_|


--------------------------------------------------------------------------------

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.6%
--------------------------------------------------------------------------------

12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                        ---------------------------------

CUSIP No.   101706 20 8              13G         Page 4 of 8 Pages
-----------------------                        ---------------------------------



Item 1(a).   Name of Issuer:

             Boundless Corporation
             -------------------------------------------------------------------

Item 1(b).   Address of Issuer's Principal Executive Offices:

             100 Marcus Boulevard, Hauppauge, New York 11788
             -------------------------------------------------------------------

Item 2(a).   Name of Persons Filing:

             (1) Valtec Capital Corporation ("Valtec")
             -------------------------------------------------------------------
             (2) Jerry W. Slusser ("Slusser")
             -------------------------------------------------------------------


Item 2(b).   Address of Principal Business Office or, if None, Residence:

             (1) The principal business address of Valtec is 1097 Broadmoor Avenue, Las Vegas, NV 89100
             -------------------------------------------------------------------

             (2) The principal business address of Slusser is the same as
             Valtec's
             -------------------------------------------------------------------

Item 2(c).   Citizenship:

             (1) Valtec is a Nevada corporation
             -------------------------------------------------------------------
             (2) Slusser is a United States citizen
              ------------------------------------------------------------------

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $.01 per share.
             -------------------------------------------------------------------

Item 2(e).   CUSIP Number:

             101706 20 8
             -------------------------------------------------------------------


Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

   (a)  __    Broker or dealer registered under Section 15 of the Exchange Act;
   (b)  __    Bank as defined in Section 3(a)(6) of the Exchange Act;
   (c)  __    Insurance company as defined in Section 3(a)(19) of the Exchange
              Act;
   (d)  __    Investment company registered under Section 8 of the Investment
              Company Act;
   (e)  __    An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
   (f)  __    An employee benefit plan or endowment fund in accordance with Rule
              13d-1(b)(1)(ii)(F);
   (g)  __    A parent holding company or control person in accordance with Rule
              13d-1(b)(ii)(G)
   (h)  __    A savings association as defined in Section 3(b) of the Federal
              Deposit Insurance Act;
   (i)  __    A church plan that is excluded from the definition of an
              investment company under Section 3(c)(14) of the Investment
              Company Act;
   (j)  __    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

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CUSIP No.   101706 20 8              13G         Page 5 of 8 Pages
-----------------------                        ---------------------------------


Item 4.      Ownership

             Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:
                  (1) Valtec beneficially owns 400,000 shares of common stock.
                  (2) Slusser does not directly own any shares of common stock of the issuer. As the controlling person of Valtec, Slusser would be deemed to have beneficial ownership of the 400,000 shares beneficially owned by Valtec.

        (b) Percent of Class:
                  (1) 5.6%
                  (2) 5.6%

        (c) Number of shares as to which such person has:
            (i) Sole power to vote or to direct the vote:
                  (1) 400,000 shares of common stock upon exercise of a
                      currently exercisable warrant to purchase 400,000 shares of common stock.
                  (2) 400,000 shares of common stock upon exercise of a
                      currently exercisable warrant to purchase 400,000 shares of common stock.

            (ii) Shared power to vote or to direct the vote:
                  (1) 0 shares of common stock.
                  (2) 0 shares of common stock.

            (iii) Sole power to dispose or to direct the disposition of:
                  (1) 400,000 shares of common stock upon exercise of a
                      currently exercisable warrant to purchase 400,000 shares of common stock.
                  (2) 400,000 shares of common stock upon exercise of a
                      currently exercisable warrant to purchase 400,000 shares of common stock.

             (iv) Shared power to dispose or to direct the disposition of:
                  (1) 0 shares of common stock.
                  (2) 0 shares of common stock.

     Instruction: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.      Ownership of Five Percent or Less of a Class

             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             None.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

             None.

Item 8.      Identification and Classification of Members of the Group.

             None.

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CUSIP No.   101706 20 8              13G         Page 6 of 8 Pages
-----------------------                        ---------------------------------


Item 9.      Notice of Dissolution of Group.

             None.

Item 10.     Certifications.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No.   101706 20 8              13G         Page 7 of 8 Pages
-----------------------                        ---------------------------------



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 12, 2002


                                              VALTEC CAPITAL CORPORATION


                                        By:   /s/ Jerry W. Slusser
                                              ---------------------------------
                                              Name:   Jerry W. Slusser
                                              Title:  President



                                              /s/ Jerry W. Slusser
                                              ---------------------------------
                                              Jerry W. Slusser

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CUSIP No.   101706 20 8              13G         Page 8 of 8 Pages
-----------------------                        ---------------------------------

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     AGREEMENT dated as of December 12, 2002, between Valtec Capital Corporation and Jerry W. Slusser (together, the "Parties").

     Each Party hereto represents to the other Party that it is eligible to use
Schedule 13G to report its beneficial interest in shares of common stock, $.01 par value per share, of Boundless Corporation ("Schedule 13G") and it will file the Schedule 13G on behalf of itself.

     Each of the Parties agrees to be responsible for the timely filing of the
Schedule 13G and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13G, and the other Party to the extent it knows or has reason to believe that any information about the other Party is inaccurate.

Dated:  December 12, 2002


                                              VALTEC CAPITAL CORPORATION


                                        By:   /s/ Jerry W. Slusser
                                              ---------------------------------
                                              Name:   Jerry W. Slusser
                                              Title:  President



                                              /s/ Jerry W. Slusser
                                              ---------------------------------
                                              Jerry W. Slusser